# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

June 26, 2026

_____

In the Matter of

**China Tobacco & Alcohol Group Ltd
RM 18, 15F, Mai Wo Ind Bldg
90-98 Kwai Cheong Rd, Kwai Chung
New Territories, Hong Kong, 999077**

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-289282

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China Tobacco & Alcohol Group Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

China Tobacco & Alcohol Group Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 26, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief